SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                SCHEDULE 13D
                 (Under the Securities Exchange Act of 1934)

                             LipidViro Tech, Inc.
                              (Name of Issuer)

                            Common Voting Stock
                       (Title of Class of Securities)

                                 037026 101
                               (CUSIP Number)

                                 Keith Keyser
                                P.O. Box 581349
                         Salt Lake City, Utah 84158
                               (801-573-9090)
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             March 10, 2005
           (Date of Event which Requires Filing of this Statement)

     1.  Names of Reporting Persons.
         Keith Keyser

         I.R.S. Identification Nos. of Above Persons (entities only).
         000-00-0000.

     2.  Check the Appropriate Box if a Member of a Group.
         (a)  .
            --
         (b)X.

     3.  (SEC use only)

     4.  Source of Funds.
         00.

     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
         None; not applicable.

     6.  Citizenship or Place of Organization
         USA

     Number of Shares         7.   Sole Voting Power: 1,160,565.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 1,160,565.
                             10.   Shared Dispositive Power: None.

     11. Aggregate Amount of Beneficially Owned by Each Reporting Person. Keith Keyser, 1,160,565.

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares. (No shares are excluded in the numerical or percentage computations herein).

     13. Percent of Class Represented by Amount in Row (11)
         6.7%.

     14. Type of Reporting Person.
         IN.

     Item 1. LipidViro Tech, Inc., a Nevada corporation (SEC File No. 0-49655); 1338 S. Foothill Dr. #126 Salt Lake City, UT 84108; common capital voting stock.

     Item 2.(a)  Keith Keyser
            (b)  P. O. Box 581349, Salt Lake City, Utah 84158
            (c)  Retired.
            (d)  None.
            (e)  None.
            (f)  USA.

    Item 3. Keith Keyser acquired 1,400,000 of the outstanding voting securities of LipidViro Tech, Inc. a Nevada corporation, on March 10, 2005 from Blackfriars Limited for a total purchase price of $2,200,000. The purchase was for investment purposes. The purchase was financed by loans from the sellers. The sellers retain no control or voting rights for the securities and have no power or rights to rescind this transaction. Prior to the year ended December 31, 2005, Mr. Keyser sold 237,531 shares, leaving him with a total as of December 31, 2005 of 1,162,469.

     On the dates listed below Mr. Keyser completed the following trades on the open market:

SELL
04/18/2006          Sold 250 LPVT @ 2        488.99
04/27/2006          Sold 500 LPVT @ 2        989.97
05/01/2006          Sold 135 LPVT @ 2        260.00
06/16/2006          Sold 2000 LPVT @ 2     3,989.88
06/19/2006          Sold 80 LPVT @ 2         150.00
06/28/2006          Sold 439 LPVT @ 2        867.98

TOTAL SELL          3,404

BUY
4/24/2006           Buy 1300 LPVTE 1.98    2,340.90
4/25/2006           Buy 200 LPVT @ 1.95      409.95

TOTAL BUY           1,500

      For net sales of 1,904 shares from the 1,162,469 indicated in our 10KSB for December 31, 2005, leaving him owning 1,160,565.

      On April 17, 2006, LipidViro Tech, Inc. declared a 7 for 1 dividend of its outstanding voting securities, all of the share numbers above reflect this dividend.

     Item 4. See Item 3.

     Item 5.(a)  Keith Keyser, 1,160,565 shares; 6.7%.
            (b)  1,160,565 shares.
            (c)  None; not applicable.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   None; not applicable.

     Item 7.   None; not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Keith Keyser

Dated: October 18, 2006               /s/ Keith Keyser
       ----------------               ------------------
                                      By Keith Keyser